EXHIBIT 99.2

RECENT DEVELOPMENTS

The term “TotalEnergies” in this exhibit is used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

USA – Gulf of Mexico: TotalEnergies withdraws from the North Platte deep water project

On February 10, 2022 – TotalEnergies, through its affiliate TotalEnergies E&P USA, Inc., announced its decision not to sanction and thus to withdraw from the North Platte deepwater project in the US Gulf of Mexico.

The decision not to continue with the project was taken as TotalEnergies has better opportunities for the allocation of its capital within its global portfolio.

TotalEnergies who held a 60% operated interest in North Platte alongside its joint-interest owner Equinor (40%), duly notified its partner and the relevant authorities of its immediate withdrawal from the project, and of its resignation as operator which will be effective following a short transition period to ensure an orderly hand-over of operatorship.

United States: TotalEnergies to Acquire SunPower’s Commercial & Industrial Solar Business

On February 10, 2022, TotalEnergies announced it has signed a definitive agreement with SunPower Corp.’s (NASDAQ:SPWR) to purchase its Commercial & Industrial Solutions (CIS) business for $250 million, including $60 million of earn-out subject to regulatory developments. TotalEnergies is the majority shareholder of SunPower, a leading solar technology and energy services provider.

This acquisition is another step in TotalEnergies’ roadmap to develop its distributed generation business, currently accounting for close to 500 MW in operation worldwide. It is expected to allow TotalEnergies to extend its distributed generation business footprint to the U.S. and to develop over 100 MW of additional capacity per year. Furthermore, this activity is expected to also create synergies with TotalEnergies' large-scale solar energy portfolio in the U.S and enable B2B customers to benefit from more comprehensive energy solutions and new capabilities in financing and project ownership.

Following a thorough process involving discussions with a number of parties, and upon the unanimous recommendation of a special committee of SunPower’s independent directors, the acquisition has been approved by both companies. The transaction is expected to close early second quarter 2022, subject to the satisfaction of customary closing conditions. This operation is not expected to reduce TotalEnergies’ majority ownership stake (50.83%) in SunPower.

Share capital decrease by way of treasury shares cancellation

On February 9, 2022, the Board of Directors of TotalEnergies SE, under the conditions set forth at the Extraordinary Shareholders’ Meeting of May 26, 2017, decided to decrease the share capital of TotalEnergies SE by way of cancellation of 30,665,526 treasury shares representing 1.16% of the share capital. These shares were repurchased from November 8 to December 22, 2021.

After this cancellation of shares, the number of shares of TotalEnergies SE is 2,609,763,803, and the number of voting rights that can be exercised at the Shareholders’ Meeting is 2,769,135,419. The total number of voting rights attached to these 2,609,763,803 shares (referred to as ‘theoretical voting rights’) is 2,775,508,834, including the voting rights attached to the 6,373,415 treasury shares held by TotalEnergies SE, with a view to allocating them to share performance plans, and with no voting rights.

This transaction has no impact on the consolidated financial statements of TotalEnergies SE, the number of fully diluted weighted-average shares and the earnings per share.

TotalEnergies SE Board of Directors’ decisions on 2021 dividend, 2022 shareholder returns, and 2022 Sustainability & Climate resolution

The Board of Directors of TotalEnergies SE, meeting on February 9, 2022 under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, approved the following decisions:

1. Dividend for the 2021 financial year

The Board of Directors decided to propose at the Shareholders' Meeting to be held on May 25, 2022, the distribution of a final dividend of €0.66/share for the 2021 financial year, the same amount as the three interim payments paid for the 2021 financial year.

Taking into account the three interim dividends of €0.66/share previously declared by the Board, the dividend for the 2021 financial year will amount to €2.64/share.

Subject to approval by the General Assembly, this final dividend will be paid in cash exclusively, according to the following schedule:

	Shares	American Depositary Receipts
Ex-dividend date	June 21, 2022	June 17, 2022

Payment date	July 1, 2022	July 14, 2022

2. Return to shareholder policy for the 2022 financial year

The Board of Directors has defined a shareholder return policy for 2022. It will combine:

•	an increase in the interim dividends of 5% taking into account the structural growth in cash flow generated by the LNG and electricity business, and
•	buybacks to share the surplus cash flow from high hydrocarbon prices. These share buybacks are expected to be $2 billion for the first half of 2022.

3. Sustainability & Climate Advisory Resolution for the 2022 General Assembly

In accordance with the resolution approved by shareholders in May 2021 on TotalEnergies' ambitions for sustainable development and energy transition toward carbon neutrality, the Board of Directors will report on the progress made in implementing these ambitions at the Shareholders' Meeting on May 25, 2022. With this in mind, the Board of Directors will adopt a Sustainability & Climate - Progress Report 2022, which will be submitted to a shareholder advisory vote at the Annual Shareholders’ Meeting on May 25, 2022. It is expected to be published and presented on March 24, 2022, during a Strategy, Sustainability & Climate investor meeting.

TotalEnergies and Veolia join forces to accelerate the development of biomethane

On February 02, 2022, TotalEnergies announced it signed an agreement with Veolia to produce biomethane from Veolia waste and water treatment facilities operating in more than 15 countries.

The partners expect to develop and co-invest in a portfolio of international projects, with the ambition to produce up to 1.5 terawatt-hours (TWh) of biomethane per year by 2025. This production of renewable gas made from organic waste will be equivalent to the average annual natural gas consumption of 500,000 residents and is expected to avoid some 200,000 tons of CO2 per year. TotalEnergies will market the resulting biomethane as a renewable fuel for mobility or as a substitute for natural gas in other uses.

Uganda and Tanzania: launch of the Lake Albert resources development project

On February 1, 2022, TotalEnergies announced the final investment decision and the launch of the Lake Albert development project representing a total investment of approximately $10 billion.

The Lake Albert development encompasses the Tilenga and Kingfisher upstream oil projects in Uganda and the construction of the East African Crude Oil Pipeline (EACOP) in Uganda and Tanzania. The Tilenga project, operated by TotalEnergies, and the Kingfisher project, operated by the China National Offshore Oil Corporation (CNOOC), are expected to start producing in 2025 and to reach a cumulative plateau production of 230,000 barrels per day (b/d). The upstream partners are TotalEnergies (56.67%), CNOOC (28.33%) and the Uganda National Oil Company (UNOC) (15%). Production from the oil fields in Uganda will be transported to the port of Tanga in Tanzania through the EACOP cross-border pipeline, whose shareholders are TotalEnergies (62%), UNOC (15%), the Tanzania Petroleum Development Corporation (TPDC) (15%) and CNOOC (8%).

All partners are committed to implementing these projects in an exemplary manner, taking into consideration the environmental and biodiversity stakes, as well as the rights of the concerned communities, in accordance with the stringent performance standards of the International Finance Corporation (IFC). In this context, the land acquisition program is currently underway, incorporating areas of improvement identified by independent third-party reviews performed after the first phase of this program led in 2018-2019.

Furthermore, TotalEnergies is committed to implementing action plans that will have a net positive impact on biodiversity as part of the implementation of these projects. In close liaison with the authorities and stakeholders concerned with nature conservation in Uganda and Tanzania, these action plans will be implemented in collaboration with neighboring communities and under the supervision of an independent institution.

This oil development is in line with TotalEnergies' strategy of only approving new projects if they are low-cost and low emissions. In particular, the design of the facilities incorporates several measures to limit greenhouse gas emissions well below 20 kg CO2eq/boe, including the extraction of Liquefied Petroleum Gas for use in regional markets as a substitute for burning biomass, and the solarization of the EACOP pipeline.

TotalEnergies and the Ugandan Ministry of Energy and Minerals also signed a memorandum of understanding (MoU) for the development of renewable energy with the objective of developing 1 gigawatt (GW) of installed capacity, promoting access to electricity and clean energy, supporting national climate change objectives through the deployment of carbon footprint reduction projects.

Mozambique: TotalEnergies to become a leading player in fuel distribution

On January 31, 2022, TotalEnergies announced it is expanding in Mozambique with the acquisition of BP’s retail network, wholesale fuel business and logistics assets.

The transaction covers a network of 26 service stations, a portfolio of business customers and a 50% interest in SAMCOL, the logistics company previously jointly owned by TotalEnergies and BP, which operates the Matola, Beira and Nacala fuel import terminals.

These assets are complementary to TotalEnergies’ existing network of 57 service stations and current B2B business. With this acquisition, TotalEnergies strengthens its position as the leading retailer of petroleum products in the country.

UK: TotalEnergies sells minority interests in West of Shetland fields

On January 31, 2022, TotalEnergies announced the signing of an agreement to sell to Kistos Energy Limited a 20% interest in the Greater Laggan Area fields and in the Shetland Gas Plant in the United Kingdom, as well as interests in several nearby exploration licenses.

The transaction price includes a firm consideration of $125 million, as well as two contingent payments, the first one up to $40 million depending on the gas price in 2022, and the second one in the event of development of a discovery on an exploration license.

The transaction is subject to the approval of the UK authorities.

The Greater Laggan Area comprises the Laggan, Tormore, Glenlivet, Edradour and Glendronach fields, located around 140 kilometers west of the Shetland Islands, at water depths of 300 to 600 meters. Development of the fields was launched in 2010 and production start-up was achieved in 2016. Production from the 20% interest sold to Kistos Energy Limited was about 8,000 barrels of oil equivalent per day (boe/d) in 2021.

Following completion of the transaction, TotalEnergies E&P UK Limited will hold a 40% operated interest in the Laggan, Tormore, Glenlivet, Edradour and Glendronach fields, including infield facilities and the onshore Shetland Gas Plant, alongside partners Kistos Energy Limited (20%), Ineos E&P UK Limited (20%) and RockRose UKCS15 Limited (20%).

TotalEnergies launches Port of Marseille Fos’ first ship-to-containership liquefied natural gas (LNG) bunkering operation

On January 24, 2022, TotalEnergies announced the launch of Marseilles’ inaugural ship-to-containership LNG bunkering operation in the Port of Marseille Fos, Southern France with its partner CMA CGM.

CMA CGM BALI, a 15,000 TEU1 LNG-powered containership is deployed on the MEX 1 service, connecting Asia and South Europe. She has been refueled by TotalEnergies’ Gas Vitality, the first LNG bunker vessel based in France, with around 6,000m3 of LNG, by means of a ship-to-ship transfer alongside the Eurofos container terminal, while the containership carried out cargo operations simultaneously. The Gas Vitality is TotalEnergies' second chartered LNG bunker vessel and is owned by Mitsui O.S.K. Lines, Ltd (MOL).

TotalEnergies has actively invested in LNG infrastructure, critical to support its shipping customers’ uptake of LNG as a marine fuel.

Since November 2020, TotalEnergies has been operating the 18,600-m³ Gas Agility at the Port of Rotterdam and completed the first LNG bunkering operation of the CMA CGM JACQUES SAADE, the largest dual-fuel LNG-powered containership in the world. Together with the Gas Vitality, both vessels demonstrate TotalEnergies’ commitment to make LNG bunkering capabilities readily available in key European hubs. In 2022, TotalEnergies expects to also commence operations of a third LNG bunker vessel to serve Singapore, where it has been awarded a LNG bunker supplier license for a five-year term starting January 1, 2022.

1Twenty-foot Equivalent Unit: unit used to measure a container ship’s cargo carrying capacity.

TotalEnergies withdraws from Myanmar

On January 21, 2022, TotalEnergies announced its decision to initiate the contractual process of withdrawing from the Yadana field and from MGTC in Myanmar, both as operator and as shareholder, without any financial compensation for TotalEnergies. TotalEnergies' partners in Yadana and MGTC were notified of this withdrawal, which will be effective at the latest at the expiration of the 6-month contractual period. The agreements also stipulate that, in the event of withdrawal, TotalEnergies' interests will be shared between the current partners, unless they object to such allocation, and that the role of operator will be taken over by one of the partners.

During this notice period, TotalEnergies will continue to act as a responsible operator in order to ensure the continuity of gas deliveries for the benefit of the population. TotalEnergies has indicated to its partners its willingness to ease the transition to the new operator and facilitate the transfer of staff who so wish.

United Arab Emirates: TotalEnergies joins Masdar and Siemens Energy in an initiative to drive green hydrogen development and produce sustainable aviation fuel

On January 19, 2022, TotalEnergies announced that Masdar, one of the world’s leading renewable energy companies, welcomed TotalEnergies to a Masdar-led initiative focused on green hydrogen to produce sustainable aviation fuel (SAF).

Masdar, Siemens Energy and TotalEnergies signed a collaboration agreement on the sidelines of Abu Dhabi Sustainability Week (ADSW) 2022, to act as co-developers for a demonstrator plant project, which will be established at Masdar City, Abu Dhabi’s flagship sustainable urban development location.

Since January 2021, the partners in the initiative have completed a range of evaluations on technology suppliers, feasibility studies and conceptual designs, while working closely with regulators on compliance issues. The aim is to proceed to the front-end engineering design (FEED) stage later this year.

Offshore wind: TotalEnergies, Green Investment Group and RIDG secure ScotWind leasing rights to develop a 2 GW windfarm in Scotland

On January 17, 2022, TotalEnergies announced that the joint venture between TotalEnergies (38.25%), Macquarie’s Green Investment Group (GIG) (46.75%) and RIDG (15%), a Scottish developer in offshore wind, successfully secured rights in the N1 area to develop a 2 GW offshore windfarm project in the ScotWind leasing round. The project, named the West of Orkney Windfarm will be located 30km off the west coast of Orkney in Scotland.

This project, which aims to start producing renewable power by 2030, represents potentially more than GBP£4 billion of investment.

As part of this development, the partners expect to unlock a £140m initiative to support the development of the local supply chain, including the enhancement of ports and harbor infrastructure in Orkney and Caithness.

The consortium has already undertaken extensive site investigations, especially in relation to the environment, to ensure that the project fully meets its sustainable development objectives. The consortium has also finalized a grid connection agreement with National Grid.

Once built, the windfarm could also deliver renewable power to the Flotta Hydrogen Hub, a proposed large-scale green hydrogen production facility in Orkney.

The West of Orkney Windfarm is the fourth major offshore wind project that TotalEnergies has embarked on in the UK since 2020. TotalEnergies now has interests in projects with around 5 GW of potential capacity under development and construction in the UK. These projects are expected to come on stream between 2023 and 2030.

Angola: TotalEnergies sells its non-operated interest in blocks 14 and 14k

On January 17, 2022, TotalEnergies announced that it signed an agreement to sell, jointly with Inpex, the company Angola Block 14 B.V. to the Angolan Company Somoil. The transaction is subject to the approval of the Angolan authorities.

Angola Block 14 B.V., owned by TotalEnergies Holdings International B.V. (50.01%) and Inpex Angola Block 14 Ltd (49.99%) holds a 20% interest in block 14 in Angola and a 10% interest in block 14K. The offshore blocks have been producing since 1999. Net production from Angola Block 14 B.V. was 9,000 boe/d in 2021.

Thierry Pflimlin is appointed as the new President Marketing & Services and member of the Executive Committee of TotalEnergies

On January 14, 2022, TotalEnergies announced that Thierry Pflimlin is the President of Marketing & Services and a TotalEnergies Executive Committee member.

Thierry Pflimlin started his career as commercial attaché at the French Embassy in Hanoi. In 1984, he joined the Total Group where he held a number of international positions.

After five years as the CEO of Total Asia Pacific in Singapore he moved back to the head office in 2012 to become the CEO of Total France. In July 2013, he became the Senior Vice President Corporate Affairs in the Marketing & Services Division.

In 2016, he became the President of Total Global Services. In 2021, he was appointed the President of Marketing & Services and member of the Executive Committee of TotalEnergies.

Thierry Pflimlin is a graduate from the Strasbourg Political Studies Institute and the HEC Business School.

TotalEnergies strengthens its position as the leading bidder for solar power on buildings in France

On January 13, 2022, TotalEnergies announced that, through its joint venture with Amarenco, TotalEnergies tops the rankings once again in the CRE 4 call for tenders1, strengthening its position as the market leader in rooftop solar installations in France. In round 13 of the call for tenders issued by the French Energy Regulatory Commission (CRE), the joint venture has won 194 projects, representing a total of nearly 58 megawatts (MW) or 20% of the capacity awarded.

TotalEnergies has won more than 250 MW of solar projects in total across all 13 rounds of the CRE 4 “rooftop solar” call for tenders initiated in 2017.

1 Source: Finergreen Analysis

Plastic Energy and TotalEnergies sign an agreement for an advanced recycling project in Spain

On January 11, 2022, Plastic Energy and TotalEnergies announced a new agreement to promote the development of advanced plastic recycling. Under this agreement, Plastic Energy plans to build a second advanced recycling plant in Sevilla, Spain, in addition to its existing operational plant, which will transform end-of-life plastic waste into a recycled feedstock called TACOIL using Plastic Energy’s patented recycling technology. TotalEnergies plans to convert this raw material into virgin-quality polymers, which can be used for food-grade packaging.

The plant is expected to process and convert 33,000 tons of post-consumer end-of-life plastic waste yearly that would otherwise be destined for landfill or incineration. The plant is expected to become operational in early 2025, with TACOIL to be used for the manufacturing of high-quality polymers in TotalEnergies’ European-based production units, following a successful processing experimentation in TotalEnergies’ petrochemical platform in Antwerp. With identical properties to virgin polymers, the recycled polymers will be suitable for use in food-grade applications, such as flexible and rigid food packaging containers.

Oman: TotalEnergies signs agreements for the development of low carbon natural gas projects

On December 21, 2021, TotalEnergies announced it signed a series of agreements with the Ministry of Energy and Minerals of the Sultanate of Oman for the sustainable development of the country’s natural gas resources. These agreements include:

•	the establishment of Marsa LNG, an integrated company between TotalEnergies (80%) and Oman National Oil Company, OQ (20%). Marsa LNG will produce natural gas from Block 10, with a view to subsequently develop a low-carbon LNG plant in Sohar, powered by solar electricity, for the production of liquefied natural gas (LNG) for bunker fuel.

•	a concession agreement for Block 10, to develop and produce natural gas from this block. Marsa LNG will hold a 33.19% interest in Block 10, together with its partners OQ and Shell Integrated Gas Oman B.V. (operator). TotalEnergies’ production from Block 10 is expected to reach approximately 24,000 boe/d in 2023.

•	a gas sales agreement, under which Marsa LNG will sell natural gas from Block 10 to the Government of Sultanate of Oman, for a duration of 18 years or until the start-up of Marsa LNG plant.

TotalEnergies launches one of the largest battery-based energy storage sites in France

On December 21, 2021, TotalEnergies announced that it launched one of the largest battery-based energy storage facilities in France. Located at the Flandres center in Dunkirk, this site, which responds to the need for grid stabilization, has a power capacity of 61 MW and a total storage capacity of 61 megawatt hours (MWh). It is made up of 27 containers of 2.5 MWh, designed and assembled by Saft, TotalEnergies’ battery affiliate that notably develops advanced batteries for industry.

This project was selected as part of the long-term tender launched by the French Electricity Transmission Network (RTE) in February 2020, where TotalEnergies was awarded battery storage capacities in France. The full commissioning of the site follows the start-up of a first 25 MW unit in January 2021.

The commissioning of this site marks a new step in the development of TotalEnergies' battery energy storage capabilities. With this project, TotalEnergies is contributing to:

•	ensuring sufficient electricity supply in the national grid, especially during peak winter periods,

•	guaranteeing grid security by providing fast reserve services[1],

•	supporting the production of renewable energy by allowing more green electricity to be integrated into the grid.

1Fast reserve provides rapid delivery to offset an imbalance in the nominal frequency of 50 hertz (Hz). Activation is automatic, within 15 to 30 seconds.

New Caledonia: TotalEnergies and Prony Resources New Caledonia join forces for the territory's energy transition through a 160 MW solar project

On December 20, 2021, TotalEnergies announced that it will develop a series of photovoltaic and energy storage projects in New Caledonia in order to deliver decarbonized electricity via a 25-year renewable power purchase agreement (PPA) for the industrial operations of mining and metallurgy consortium Prony Resources New Caledonia.

Between 2022 and 2025, TotalEnergies, expects to develop, in successive phases, ground-based photovoltaic arrays with installed capacity of 160 MW, as well as 340 MWh of energy battery storage capacity. Most of the installations will be located on property owned by the Grand Sud hydrometallurgical plant. The first photovoltaic power plant (30 MW) is scheduled to come on stream in 2023.

Ultimately, the project is expected to cover nearly two-thirds of the site's electricity needs and will help avoid close to 230,000 tons of CO2 emissions. This project strengthens Prony Resources New Caledonia's ambition of achieving carbon neutrality by 2040.

By combining solar energy and energy storage to replace electricity generated from coal, TotalEnergies is demonstrating its ability to provide a sustainable energy solution to Prony Resources New Caledonia while meeting demanding local, industrial, environmental and social requirements.

Brazil: TotalEnergies expands its pre-salt footprint on giant low-cost and low emissions reserves

On December 17, 2021, TotalEnergies announced that TotalEnergies and its co-venturers won the Production Sharing Contracts (PSC) of the Atapu and Sépia pre-salt oil fields offered by Brazil’s National Agency of Petroleum, Natural Gas and Biofuels (ANP) in the Transfer of Rights (ToR) Surplus Bidding Round.

Atapu is a pre-salt oil field in the Santos Basin, located in water depths of about 2,000 meters. Production started in 2020 and has reached a plateau of 160,000 b/d with a first Floating, Production, Storage and Offloading unit (FPSO). A second FPSO is planned to be sanctioned, which would increase the overall oil production of the field to around 350,000 b/d. TotalEnergies, with a 22.5% interest, alongside operator Petrobras (52.5%) and Shell (25%) are partners in the Atapu Production Sharing Contract.

Sépia is also located in the Santos Basin, in water depths of about 2,000 meters. Production started in 2021 and is targeting a plateau of 180,000 b/d with a first FPSO. A second FPSO is planned to be sanctioned, which would increase the overall oil production of the field to around 350,000 b/d. TotalEnergies, with a 28% interest, alongside operator Petrobras (30%), QatarEnergy (21%) and Petronas (21%) are partners in the Sépia Production Sharing Contract.

Production from both fields is expected to contribute to increase TotalEnergies’ production in Brazil from the effective date of the PSC planned by end of April 2022, with 30,000 boe/d in 2022 growing to 50,000 boe/d from 2023.

Gabon: TotalEnergies EP Gabon finalizes the divestment of interests in non-operated assets and the Cap Lopez Terminal

On December 9, 2021, after receiving the approval of Gabonese authorities, TotalEnergies announced the closing of its agreement to divest to Perenco Oil and Gas Gabon the Cap Lopez Terminal and non-operated assets of its 58%-owned affiliate TotalEnergies EP Gabon.

With this transaction, in an amount of $350 million before final adjustment, TotalEnergies EP Gabon divested its interests in seven mature offshore fields operated by Perenco Oil and Gas Gabon, along with its interests and operatorship in the Cap Lopez oil terminal, to Perenco Oil and Gas Gabon. The divested assets' production stood at 8,400 boe/d for the first three quarters of 2021.

TotalEnergies and Plastic Omnium sign a strategic partnership to accelerate development of recycled plastic materials in the automotive industry

On December 8, 2021, TotalEnergies announced that TotalEnergies and Plastic Omnium signed a strategic partnership that will see them join forces to design and develop new plastic materials, made from recycled polypropylene, which meet the demanding aesthetic and safety standards that apply to the automotive industry.

TotalEnergies and Plastic Omnium will pool their innovation and engineering skills to design new types of recycled materials that offer enhanced performance and are better for the environment while providing deliverable responses to the challenges raised by end-of-life plastics. These new materials, containing 20% to 100% recycled materials sourced from industrial and domestic waste streams, can have a CO2 impact as much as six times lower than using virgin materials.

The use of plastics in automotive bodywork plays a key role in cutting the automotive industry’s carbon emissions. They make it easier to improve aerodynamic performance and reduce the overall weight of vehicles, helping in turn to cut the amount of fuel used by internal combustion vehicles and increase the autonomy of electric vehicles.

Electric vehicles (EV) charging stations: TotalEnergies to install and operate 800 new charge points in Ghent, Belgium

On December 7, 2021, TotalEnergies announced that it won a call for tenders from the municipality of Ghent, in Belgium, for the installation and operation of EV public charging stations, with 800 new public charge points by 2025. With this agreement, the city of Ghent will enhance its public network for EV. These new charging stations, to be installed by TotalEnergies and operated for the next ten years, will be supplied with 100% renewable electricity generated by offshore wind power in the North Sea off the coast of Belgium.

In accordance with the process agreed on with the City, individuals and professionals in Ghent (residents, taxi companies, car-sharing firms, local businesses) may start to submit requests for charge points’ installation near their premises, workplaces or homes. To optimize the existing network, the City of Ghent will also analyze the usage rate of EV charging stations already in operation to determine if the current offering should be reinforced with additional charge points in certain districts.

After winning public contracts to install and operate more than 3,500 EV charging stations in Brussels and Antwerp, TotalEnergies is cementing its role as a major player in electric mobility in Belgium. TotalEnergies is also developing a full network of High-Power Charge (HPC – up to 175 kW) points at its service stations and continues to install charge points for professionals and individuals across the country.

Angola: Start-up of CLOV Phase 2 project

On December 3, 2021, TotalEnergies, operator of Block 17 in Angola, together with the Angolan National Oil, Gas and Biofuels Agency (ANPG), announced the start of production of CLOV Phase 2, a project connected to the existing CLOV FPSO. This tie-back project is expected to reach a production of 40,000 boe/d in mid-2022.

Launched in 2018, this project was carried out within budget and planned execution duration, despite the challenges associated with the COVID-19 pandemic.

Block 17 is operated by TotalEnergies with a 38% stake, alongside Equinor (22.16%), ExxonMobil (19%), BP Exploration Angola Ltd (15.84%) and Sonangol P&P (5%). The Contractor Group operates four FPSOs in the main production areas of the block, namely Girassol, Dalia, Pazflor and CLOV.

Taiwan: production start-up of the Yunlin offshore wind farm

On November 30, 2021, TotalEnergies announced the start of power generation from the first turbine of the Yunlin offshore wind farm in Taiwan. TotalEnergies joined this project, operated by wpd, with a 23% interest in May 2021 alongside EGCO Group and a consortium of Japanese investors led by Sojitz.

The Yunlin offshore wind farm has a capacity of 640 MW from 80 turbines of 8 MW. Once onstream, it is expected to produce 2.4 TWh of renewable electricity per year, enough to serve the power needs of up to 605,000 households.

The first turbine was commissioned and successfully connected to the grid in November, with a target to get a first batch of 9 turbines into full operation mode by end-2021, able to produce 270 gigawatt hours (GWh) per year.

Considered by Taiwan’s authorities as a key area for the development of renewable energies, offshore wind power is expected to contribute significantly to the objective of generating 20% of renewable electricity by 2025 while fostering the emergence of a local wind power industry.

United States: TotalEnergies and Clean Energy launch the construction of their first biogas unit

On November 30, 2021, TotalEnergies announced that, through their joint venture, TotalEnergies and its U.S. partner Clean Energy Fuels Corp. (Clean Energy) are launching the construction of their first biomethane production unit, in Friona, Texas. The biomethane will be used as an alternative fuel for mobility, thus contributing to decarbonize road transportation.

Located on the Del Rio Dairy farm, the facility will be fueled by the onsite supply of livestock manure to produce more than 40 GWh of biomethane per year. The biomethane will be distributed in the United States by Clean Energy through its network of fueling stations, enabling the supply of renewable gas to between 200 and 300 trucks per year.

By processing cow manure, a significant source of methane emissions, and substituting fossil fuels with renewable energies, the project is expected to avoid some 45,000 tons of CO2e1 emissions per year.

1 CO2e means CO2 equivalent, the metric used to measure various greenhouse gas emissions (methane, CO2, etc.), based on their global warming potential.

TotalEnergies launches its largest solar power plant in France

On November 29, 2021, TotalEnergies announced the launch of its largest photovoltaic solar power plant in France1, with a capacity of 55 MW.

The solar farm, located northeast of Gien (Loiret), comprises 126,000 photovoltaic panels spread over 75 hectares. The plant is expected to produce around 64 GWh per year, equivalent to the annual electricity consumption of around 38,000 people and keep more than 550,000 tons of CO2 out of the atmosphere during its lifetime.

This photovoltaic project is part of a sustainable, responsible approach designed to support the development of renewable energies in France. This project includes:

•	A participative financing: To involve site neighbors and share the value created by these projects with the regions, the plant was built with a participative financing in an amount of €2,200,200 to which 212 residents of the Loiret and surrounding departments largely contributed.

•	A plan to protect biodiversity: The Company has put in place the measures required to preserve biodiversity, including the creation of bat shelters and the construction of a pond to promote amphibian reproduction.

TotalEnergies teams intend to operate and maintain the plant locally throughout its 30-year operating lifespan.

1 Source: Internal data.

Libya: TotalEnergies strengthens its presence and implements its multi-energy strategy

On November 23, 2021, TotalEnergies announced the signature of various agreements with Libyan authorities for the sustainable development of the country’s natural resources.

These agreements aim to develop solar projects supplying electricity to the Libyan people and to invest in projects reducing gas flaring in oil fields in order to supply gas to power plants as well as to contribute to the national goal of restoring the country’s oil production to 2 million b/d and supplying world markets.

Among the signed agreements is a memorandum of understanding between TotalEnergies and the General Electricity Company of Libya for the development of solar photovoltaic projects with a total capacity of 500 MW designed to supply electricity to the national grid.

Additionally, the Council of Ministers of the Government of National Unity approved the joint acquisition by TotalEnergies and ConocoPhillips of the 8.16% interest held by Hess in the Waha concessions, which will increase TotalEnergies’ interest in these concessions from 16.33% to 20.41%. During the conference, TotalEnergies confirmed its willingness:

•	to develop the production capacity of the Waha concessions, notably the 100,000 b/d North Gialo project, representing a $2 billion investment,

•	to invest in gas gathering projects to reduce flaring and supply power plants in the region and to use solar energy to power Waha’s industrial facilities.

TotalEnergies partners with the Government of Suriname to contribute to preserve forests as carbon sinks

On November 19, 2021, TotalEnergies announced it signed an agreement with the Government of Suriname to provide support for its national strategy to reduce greenhouse gas emissions by preserving forests in the country. This public-private partnership illustrates the alignment between the ambition of TotalEnergies and the Government of Suriname to protect forest ecosystems and biodiversity while benefiting local communities.

The agreement signed by the Government of Suriname and TotalEnergies provides for future projects to preserve forest ecosystems. The emissions reductions stemming from these actions are expected to be certified in accordance with highest international standard.

Australia: TotalEnergies inks two partnerships to develop natural carbon sinks

On November 18, 2021, TotalEnergies announced it established two operational partnerships with Australian carbon developers AgriProve and Corporate Carbon to develop natural below-ground carbon sinks in Australia and help prevent savanna fires, notably in Africa.

1. Partnership with AgriProve: a 20,000-hectare soil carbon sequestration operation to remove and sequester more than 3 million tons of CO2e.

2. Partnership with Corporate Carbon: an international methodology for savanna fire management based on Australian Indigenous land management know-how to help preserve African landscapes.

TotalEnergies and Daimler Truck AG partner to develop hydrogen ecosystem for transportation in Europe

On November 10, 2021, TotalEnergies announced that it signed an agreement with Daimler Truck AG on their joint commitment to the decarbonization of the road freight in the European Union. The partners will collaborate in the development of ecosystems for heavy-duty trucks running on hydrogen, with the intent to demonstrate the attractiveness and effectiveness of trucking powered by clean hydrogen and the ambition to play a lead role in kickstarting the rollout of hydrogen infrastructure for transportation.

The collaboration includes hydrogen sourcing and logistics, dispensing of hydrogen in service stations, development of hydrogen-based trucks, establishment of a customer base as well as other areas.

In particular, TotalEnergies has the ambition by 2030 to operate directly or indirectly up to 150 hydrogen refueling stations in Germany, the Netherlands, Belgium, Luxemburg and France. As part of the collaboration, Daimler Truck is also to supply hydrogen-powered fuel-cell trucks to its customers in the Netherlands, Belgium, Luxemburg and France by 2025. The truck manufacturer will support its customers to ensure easy operability and highly competitive uptime.

In order to develop these projects and to establish hydrogen-based transportation as a viable option, both companies want to jointly investigate the means of reducing the Total Cost of Ownership (TCO) of hydrogen truck operations, in line with their common approach to work together with authorities on the regulatory framework in the European Union.

Daimler Truck and TotalEnergies are both members of the H2Accelerate consortium. The two companies remain fully committed to working with the consortium, a key vehicle to support the rollout of hydrogen-powered transport in Europe in the coming decade.

Norway: TotalEnergies, Iberdrola and Norsk Havvind join forces for offshore wind development

On November 3, 2021, TotalEnergies announced that it joined forces with Iberdrola and Norsk Havvind to respond to the Norwegian authorities' call for tenders for the development of floating and bottom-fixed wind projects for a cumulated capacity of 4.5 GW at two offshore sites in southern Norway.

The consortium intends to leverage the proven technical expertise of its members in both bottom fixed and floating offshore wind, as well as its in-depth knowledge of the challenges, territories and stakeholders in Norway. In addition, on successful award, the consortium intends to focus on strengthening the local industrial competencies and ensuring the successful development of the Norwegian offshore wind supply chain.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by the Group as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Except for its ongoing obligations to disclose material information as required by applicable securities laws, TotalEnergies does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

For additional factors, you should read the information set forth under “Item 3. -3.2 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2020.